Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

10 June 2025

Appointment of Philippa Greenwood to the Westpac Board

Westpac Banking Corporation (Westpac) has today announced the appointment of Philippa (Pip) Greenwood as an independent Non-executive Director, subject to regulatory approvals. Pip is expected to join the Board on or around 1 August 2025.

Westpac Chairman, Steven Gregg, welcomed Ms Greenwood’s appointment saying “Pip is a highly regarded and experienced non-executive director, and was one of New Zealand’s leading commercial lawyers before commencing her non-executive career. Pip’s skills and experience will further strengthen the Board and complement the skills of existing Directors.

As a Non-executive Director of Westpac New Zealand Limited (WNZL) since 2019, and Chair since 2021, Pip’s appointment reflects the significant contribution WNZL makes to the Westpac Group and the importance of New Zealand as one of our core markets.”

About Pip Greenwood

Pip has more than 25 years’ experience in capital markets, mergers and acquisitions, telecommunications and governance, and was one of New Zealand’s leading commercial lawyers and a partner at Russell McVeagh. During her time with Russell McVeagh, Pip also served as Board Chair and interim CEO.

Pip is the current Chair of Westpac New Zealand Limited and Chair of The a2 Milk Company Limited and is a Non-executive Director of Fisher & Paykel Healthcare Corporation Limited.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.